UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended September 30, 2021

Worthy Peer Capital II, Inc.

(Exact name of issuer as specified in its charter)

Florida	84-3587018
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Boca Commerce Center 551 NW 77 Street Suite 212 Boca Raton, FL	33487
(Full mailing address of principal executive offices)	(Zip Code)

(561) 288-8467

(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report contains forward looking statements that are subject to various risk and uncertainties and that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Forward-looking statements are generally identifiable by use of forward-looking terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this semi-annual report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this semi-annual report, whether as a result of new information, future events or otherwise.

You should read thoroughly this semi-annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this semi-annual report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our consolidated financial condition and consolidated results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this semi-annual report.

Background and Overview

Worthy Peer Capital II, Inc., a Delaware corporation, (the “Company,” “WPC”, “we,” or “us”) was founded in October of 2019. Also, in October 2019, the Company organized Worthy Lending II, LLC, a Delaware limited liability company, as a wholly owned subsidiary. Through our wholly owned subsidiary Worthy Lending II, LLC (“WL II”), we make primarily secured loans, typically to small business borrowers. We sell our Worthy Bonds in $10.00 increments, until the maximum number of SEC qualified bonds are sold out, directly through our Worthy Peer Capital II website via computer or the Worthy App., to fund our loans to small business borrowers.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”), or “Worthy Financial” which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. WFI also owns the technology on the website. This technology is defined as the “Worthy Technology Platform.”

On March 17, 2020, we began the Offering of $50 million aggregate principal of Worthy II Bonds (the “Worthy II Bonds”) under our qualified Offering Statement (File No. 024-11150). On October 1, 2020, we completed the Offering. From March 17, 2020 through October 1, 2020, we sold approximately $50 million aggregate principal amount of Worthy II Bonds to 17,823 investors.

Our business model is providing loans for small businesses, including loans to manufacturers, wholesalers and retailers of, and to prospective purchasers of specified merchandise and services secured by the assets of the borrowers. To a lesser extent we may also provide (i) secured loans to other borrowers; (ii) acquire equity interests in real estate; (iii) make fixed income and/or equity investments; and (iv) provide factoring financing and other types of loans, provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940.

Commencing in March of 2020, the Company, through its wholly owned subsidiary, began loaning funds to small business borrowers based in the United States. The loans pay interest at varying rates ranging from 8.5% to 15% per year. One loan agreement has customary loan origination fees, which have been netted against our loan costs with the net amount recorded as deferred revenue to be recognized as loan fee income over the term of the loan. The terms of the loans generally range from six months to two years, with no prepayment penalty and generally pay interest only until maturity. The loans are secured by the assets of the borrowers. These investments were funded by our bond sales.

2

A summary of the Company’s loan portfolio as of September 30, 2021, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Purchase Order / Trade Financing	Total	Loans to Real Estate Developers Secured by First Mortgages

Outstanding September, 2021

Loans	$12,701,414	$2,652,890	-	$15,354,304	$1,506,000

Allowance for loan losses	$762,911	$53,058	-	$815,969	$10,740

Total Loans, net	$11,938,503	2,599,832	-	14,538,335	1,495,260

Percentage of total outstanding loans receivable	82%	18%		-	N/A

Percentage of total outstanding Mortgage loans receivable	-	-	-		100%

The beginning balance of our allowance for loan losses including the allowance on mortgage loans at March 31, 2021 was $716,479, the current period provision for expected losses is $110,230, the ending balance at September 30, 2021 is $826,709.

Our past due loans receivable totaled $676,667 and $686,667 at September 30, 2021 and March 31, 2021, respectively and consisted of 1 loan and the Company has reserved $338,333 and $103,000 at September 30, 2021 and March 31, 2021, respectively for this loan in the loan loss provision.

As of September 30, 2021, future annual maturities of gross loans receivable held for investment and mortgage loans held for investment consists of the following:

Period Ended September 30,	Amount
2022	$13,425,936
2023	$3,234,368
2024	$200,000
2025	$-
2026	$-
Thereafter	$-
$16,860,304

As of September 30, 2021, there were 20 loans and mortgage loans in total, which 20 with a balance of $16,860,304 are loans that are only required to pay interest until maturity when the principal is due.

3

The Company maintains a portfolio of investments. The Company typically invests in a diversified portfolio. The Company’s investment policy limits the amount of credit exposure to any one issuer and targets 20% portfolio weight in the more conservative investments.

The following is a breakdown of the Company’s investments as of September 30, 2021.

	Cost	Unrealized Gain (Loss)	Carrying Value	Percentage of Total
Equity Securities
Public Preferred Stock	$443,851	5,476	449,327	9%
Common Stock	339,563	30,848	370,411	7%
Exchange-traded and closed-end funds	250,000	1,580	251,580	5%

Total Equity Securities	1,033,414	37,904	1,071,318	21%
Available for Sale - Debt Securities
Corporate Bonds	1,201,878	28,799	1,230,677	24%
Asset backed Securities	2,822,058	15,971	2,838,029	55%
Total Available for Sale - Debt Securities	4,023,936	44,770	4,068,706	79%
Held to Maturity - Debt Securities	-
Total Investments	$5,057,350	82,674	5,140,024	100%

Recent Developments

Covid 19 Pandemic Impact

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak to be a global pandemic which continues to spread throughout the U.S. and the globe. In addition to the devastating effects on human life, the pandemic is having a negative ripple effect on the global economy, leading to disruptions and volatility in the global financial markets. Most U.S. states and many countries have issued policies intended to stop or slow the further spread of the disease such as issuing temporary executive orders that, among other stipulations, effectively prohibit in-person work activities for most industries and businesses, having the effect of suspending or severely curtailing operations. COVID-19 and the U.S.’s response to the pandemic are significantly affecting the economy. There are no comparable events that provide guidance as to the effect the COVID-19 pandemic may have, and, as a result, the ultimate effect of the pandemic is highly uncertain and subject to change. The extent of the ultimate impact of the pandemic on the Company’s operational and financial performance will depend on various developments, including the duration and spread of the outbreak, which cannot be reasonably predicted at this time. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows. Possible areas that may be affected include, but are not limited to, higher redemption rate of holders of our renewable bonds, a decline in the demand for loans by potential borrowers or higher default rates by borrowers, and unavailability of professional services and other resources. In addition, the employees of affiliated companies that provide services to us could be medically or mentally affected by the pandemic and may be required to work remotely. This situation could cause a reduction in productivity or the inability to complete critical tasks for the Company. Many of our small business customers have been directly or indirectly affected by the COVID-19 pandemic due to the closures and reduced customer demand. In March and April of 2020 due to the events surrounding the COVID-19 pandemic, the Company experienced much higher than usual bond redemptions. The COVID-19 pandemic continues to negatively impact many of our small business customers. While the extent to which COVID-19 impacts the Company’s future results will depend on future developments, the pandemic and associated economic impacts could result in a material impact to the Company’s future financial condition, results of operations and cash flows.

4

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash provided by operations of approximately $309,000 and $402,000, respectively, for the six months ended September 30, 2021. At September 30, 2021, we had a shareholder’s deficit and accumulated deficit of approximately $1,808,000 and $2,035,000, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2021, the Company continues to incur losses.

In response to the losses incurred, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $3,382,000 at September 30, 2021. This cash was obtained through the sale of our Worthy Bonds and through interest, dividends and fees earned on our loans and investments.

No assurances can be given that the Company will achieve success without seeking additional financing. There also can be no assurances that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. The consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Operating Results

Interest on loans receivable

Interest on loans receivable for six months ended September 30, 2021 was $1,205,557, compared to $607,910, for the six months ended September 30, 2020, an increase of $597,647 from the six months ended September 30, 2020. This increase was due to money being loaned to small businesses at a more rapid pace beginning in August of 2020 and continuing through September 2021.

At September 30, 2021, our loans receivable held for investment, net balance and mortgage loans held for investment, net balance were $14,538,335 and $1,495,260 respectively, which was a decrease of $5,344,081 and $2,131,180, respectively from March 31, 2021.

At March 31, 2021 our loans receivable held for investments, net balance and mortgage loans held for investment were $19,882,416 and $3,626,440, respectively. Our Provision for loan losses also increased at September 30, 2021. The balance at September 30, 2021 was $826,709 and the balance at March 31, 2021 was $716,479.

Loan fees

For the six months ended September 30, 2021, loan fees totaled $2,446 as compared to $1,251 for the six months ended September 30, 2020, this is an $1,195 increase.

Cost of Revenue

Interest expense on bonds

Interest expense on bonds for the six month period ended September 30, 2021 was $737,737, an increase of $229,775 from the six month period ended September 30, 2020. Interest expense on bonds for the six month period ended September 30, 2020 was 507,962. The increase was the direct result of bond sales starting in April of 2020 at approximately $5,000,000 per month then increasing to approximately $9,000,000 per month in June of 2020 then selling out in October of 2020. Bonds outstanding were $25,098,079 at September 30, 2021 versus $30,992,343 at March 31, 2021.

5

Provision for loan losses

The provision for loan losses for the six months ended September 30, 2021 is $110,230 as compared to $333,000 for the six months ended September 30, 2020.

Operating Expenses

As a result of the Worthy Bonds selling out in October of 2020, which significantly reduced related operating expenses, and the organization of a new WFI subsidiary which resulted in the reallocation of shared expenses, our operating expenses decreased substantially in the six months ended September 30, 2021 as compared to the six months ended September 30, 2020.

This decrease is primarily attributable to decreases of approximately $133,000 in sales and marketing expenses, approximately $195,000 in compensation and related costs, and approximately $205,000 in general and administrative expenses. The decrease in sales and marketing expenses is directly related to bonds being sold out in October 2020, as sales and marketing is primarily to support bond sales. The decrease in compensation and related expenses and general and administrative expenses is also the result of having nine months without an active bond offering. Going forward we expect our general and administrative expenses to increase as a result of the continued expansion of our operations. However, we are unable at this time to quantify these expected increases.

Other Income (Expenses)

Realized and Unrealized gains (losses) on investments, net

For the six months ended September 30, 2021 and September 30, 2020 our net unrealized gains (losses) on investments net of gains were ($97,095) and ($73,647), respectively. Unrealized gains on available for sale debt securities, which is recorded as other comprehensive income, was $110,336 and 0 for the six months ended September 30, 2021 and 2020, respectively.

Interest and Dividends

Interest and Dividends on Investments for the six months ended September 30, 2021 was $88,161 as compared to $20,331 for the six months ended September 30, 2020, this $67,830 increase was the direct result of significantly increasing our investment portfolio, beginning in June of 2020 and earning more interest and dividends in 2021.

Liquidity and Capital Resources

At September 30, 2021, we had total shareholder’s deficit of approximately $1,808,000 as compared to a total shareholder’s deficit of approximately $1,610,000 at March 31, 2021.

Our total assets decreased by approximately $5,644,000 at September 30, 2021 as compared to March 31, 2021, which principally reflects approximately $3,382,000 cash on hand at September 30, 2021 as compared to approximately $1,471,000 of cash on hand at March 31, 2021.

We had approximately $21,495,000 of loans receivable held for investment, net, mortgage loans held for investment, net, interest receivable, net and other investments on our balance sheet at September 30, 2021. We do not have any commitments for capital expenditures.

Our consolidated shareholders’ deficit and working capital deficiency are the result of initial and early-stage operating expenses and operating sales of bonds (a liability) at a more rapid pace than the proceeds from the sale of bonds could be effectively invested in income generating loans and investments. These deficiencies are also the result of an increase to our loan loss provision. The combination of interest payable on the bonds, initial start up costs and operating expenses initially generate working capital deficit. Now with generating income from loans and investments and assuming the sale of new bonds, we expect that the Company will begin generating net income in the first quarter of 2023.

To date, the working capital deficit has been funded by capital infusions to the Company, from its parent (WFI), through funds raised by the parent in a variety of equity, debt, and convertible debt financings. One of the primary uses of proceeds of a pending offering by the parent company is to provide additional capital to the Company and to reduce or eliminate the shareholders’ deficit.

6

Summary of cash flows

	Six Months Ended September 30, 2021	Six Months Ended September 30, 2020
Net cash (used) in provided by operating activities	$402,471	$(843,080)
Net cash (used) in provided by investing activities	$7,358,003	$(22,976,428)
Net cash (used) in provided by financing activities	$(5,849,056)	$38,525,722

For the six months ended September 30, 2021, net cash provided by operating activities was $402,471, this starts with the net loss of $308,871, offset primarily by $110,230 of provision for loan loss addback, $97,095 unrealized losses on investments addback, $93,019 interest receivable addback and $421,876 accrued bond interest addback. Net cash provided by investing activities in the six months ended September 30, 2021 represent loan pay downs offset by loan disbursements made together with the purchase of investment securities, offset by the sale of investment securities. Net cash used in financing activities in the six months ended September 30, 2021 consist primarily of bond redemptions.

Significant accounting policies

Our significant accounting policies are fully described in Note 3 to our consolidated financial statements appearing elsewhere in this Semi-Annual Report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, due from related parties, valuation of investments, the estimate of our internal labor based loan origination costs and estimates of the valuation allowance on deferred tax assets.

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending.”

We generate revenue primarily through interest earned, loan origination fees and collateral management fees for monitoring the underlying collateral related to the loan.

For term loans, we recognize interest income, loan fee income and collateral management fee income over the terms of the underlying loans. Loan fees and collateral management fees are reflected as non-interest income in our statements of operations.

Loan origination fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan.

We also generate revenue through interest and dividends on investments and realized and unrealized gains on investments, which is all included in other income (expense) in the statement of operations.

7

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short term interest bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Investments

On October 28, 2019 the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from equity securities to be recognized in operations.

Investments consist of various debt and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that fair value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Equity securities where the fair market value or net asset value are not available are carried at cost, subject to impairment valuation. The Company classifies its debt investments as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Debt securities are classified as held to maturity, at unamortized cost on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least 1 year and (ii) the contractual maturity date of the investments is greater than 1 year. Debt securities are carried at fair value or amortized cost with unrealized gains or losses recorded as other comprehensive income or loss in equity. Debt securities held to maturity are carried at amortized cost and unamortized gains and losses are not recognized. Realized gains and losses are included in other income or expense in the consolidated statement of operations on a specific-identification basis.

The Company reviews securities that are not measured at fair value for other-than-temporary impairment whenever the fair value of a security is less than the amortized cost and evidence indicates that a security’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations if the Company has experienced a credit loss, has the intent to sell the security, or if it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period.

Loans Receivable Held for Investment

Loans held for investment consist of term loans that require monthly or weekly interest payments. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates.

Mortgage Loans Held for Investment

Mortgage loans held for investment consist of loans secured by a mortgage in the real estate, and is located in the state of Florida. These loans typically have a maturity date of 1 to 2 years, pay interest at rates between 8.5% and 10.5% and are serviced by an outside, unrelated party. These loans require monthly interest payments to us. We have both the ability and intent to hold these loans to maturity. These loans are carried at amortized cost, reduced by a valuation allowance for loan losses, if deemed necessary, estimated as of the consolidated balance sheet dates.

8

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes, in the reserves for loans receivable an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established with respect to our loans held for investment through charges to the provision for loan losses in compliance with ASC 326 “Financial Instruments – Credit Losses.” Loan losses are charged against the ALLL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable.

Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment.

When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Item 2. Other Information.

None.

9

Item 3. Financial Statements.

F-1

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Consolidated Balance Sheets

	September 30, 2021	March 31, 2021
ASSETS
Assets
Cash and cash equivalents	$3,382,318	$1,470,899
Investments	5,140,024	5,119,755
Loans receivable held for investment, net of $815,969 and $681,970 allowance	14,538,335	19,882,416
Mortgages loans held for investment, net of $10,740 and $34,509 allowance	1,495,260	3,626,440
Due from affiliates	-	27,218
Interest receivable	321,063	414,082
TOTAL ASSETS	$24,877,000	$30,540,810

LIABILITIES AND SHAREHOLDER’S DEFICIT

Liabilities
Bond liabilities, net	$25,098,079	$30,992,343
Accounts payable	50	50
Accrued expenses - affiliate	23,081	32,700
Deferred revenue	3,581	4,839
Accrued interest	1,542,398	1,120,522
Due to affiliates	17,990	-
Total Liabilities	26,685,179	32,150,454

Commitments and contingencies (note 9)	-	-

Shareholder’s Deficit
Common Stock, par value $0.001, and 100 shares authorized, and 100 shares issued and outstanding	-	-
Additional paid-in capital	110,000	110,000
Accumulated other comprehensive gain	117,007	6,671
Accumulated deficit	(2,035,186)	(1,726,315)
Total Shareholder’s Deficit	(1,808,179)	(1,609,644)

TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$24,877,000	$30,540,810

The accompanying notes are an integral part of these consolidated financial statements

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-2

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Consolidated Statements of Operations

	For the Six Months Ended September 30, 2021	For the Six Months Ended September 30, 2020
Operating Revenue
Interest on loans receivable	$1,205,557	$607,910
Loan fee income	2,446	1,251
Total operating revenue	1,208,003	609,161

Cost of Revenue
Provision for loan losses	110,230	333,000
Interest expense on bonds	737,737	507,962
Total cost of revenue	847,967	840,962

Gross profit (loss)	360,036	(231,801)

Operating expenses
General and administrative expenses	262,769	468,156
Compensation and related expenses	425,239	620,085
Sales and marketing	3,315	136,001
Total operating expenses	691,323	1,224,242

Other Income (Expense)
Interest and dividends on investments	88,161	20,331
Interest on cash	-	4,008
Realized gains (losses) on investments, net	31,351	-
Unrealized losses on investments, net of gains	(97,095)	(73,647)
Total other income (expenses)	22,417	(49,308)

Loss Before Income Taxes	(308,871)	(1,505,351)

Less Provision for Income Taxes	-	-

Net Loss	$(308,871)	$(1,505,351)

Other comprehensive income:
Unrealized gains (loss) on available for sale debt securities	110,336	-
Comprehensive loss	$(198,534)	$(1,505,351)

Net loss per common share	$(3,088.71)	$(15,053.51)
Weighted average number of shares outstanding	100	100

The accompanying notes are an integral part of these consolidated financial statements

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-3

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholder’s Deficit

For the Six Months Ended September 30, 2021

	Common Shares	Common Stock, Par	Additional Paid in Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total

Balance at March 31, 2021	100	$-	$110,000	$6,671	$(1,726,315)	$(1,609,644)

Unrealized gains on available for sale debt securities	-	-	-	110,336	-	110,336

Net loss	-	-	-	-	(308,871)	(308,871)

Balance at September 30, 2021	100	$-	$110,000	$117,007	$(2,035,186)	$(1,808,179)

The accompanying notes are an integral part of these consolidated financial statements

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-4

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	For the Six Months Ended September 30, 2021	For the Six Months Ended September 30, 2020

Cash flows from operating activities:
Net loss	$(308,871)	$(1,505,351)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Provision for loan losses	110,230	333,000
Unrealized losses on investments, net of gains	97,095	73,647
Bonds issued for marketing services	-	89,970
Changes in working capital items:
Interest receivable	93,019	(271,431)
Deferred revenue	(1,258)	(1,472)
Accrued interest	421,876	456,523
Accrued expenses	(9,619)	(10,617)
Accounts payable	-	(7,349)

Net cash provided by (used in) operating activities	402,471	(843,080)

Cash flows from investing activities:
Purchase of investments	(507,027)	(4,541,049)
Sale of investments	500,000	-
Principal paydowns of mortgage loans held for investment	2,754,949	-
Principal paydowns of loans receivable held for investment	14,906,189	2,524,148
Purchase of mortgage loans held for investment	(600,000)	(2,706,000)
Purchase of loans receivable held for investment	(9,696,107)	(18,253,527)

Net cash provided by (used in) investing activities	7,358,003	(22,976,428)

Cash flows from financing activities:
Proceeds from bonds	-	46,724,124
Redemption of bonds	(5,894,264)	(8,170,103)
Common shares issued for cash and capital contributions	-	60,000
Advances/(Payments) to/from affiliate	45,208	(88,299)

Net cash (used in) provided by financing activities	(5,849,056)	38,525,722

Net change in cash	1,911,419	14,706,214

Cash at beginning of period	1,470,899	1,192,426

Cash at end of period	$3,382,318	$15,898,640

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$315,861	55,955
Cash paid for taxes	$-	$-

Supplemental Non-Cash Investing and Financing Information

Unrealized gains on available for sale debt securities	$110,336	$-

The accompanying notes are an integral part of these consolidated financial statements

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-5

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

SEPTEMBER 30, 2021 AND 2020

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Peer Capital II, Inc., a Delaware corporation, (the “Company,” “WPC”, “we,” or “us”) was founded in October of 2019. Also, in October 2019, the Company organized Worthy Lending II, LLC, a Delaware limited liability company, as a wholly owned subsidiary. Through our wholly owned subsidiary Worthy Lending II, LLC (“WL II”), we make primarily secured loans, typically to small business borrowers. We sell our Worthy Bonds in $10.00 increments, until the maximum number of SEC qualified bonds are sold out, directly through our Worthy Peer Capital II website via computer or the Worthy App., to fund our loans to small business borrowers.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”), or “Worthy Financial” which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. WFI also owns the technology on the website. This technology is defined as the “Worthy Technology Platform.”

The Company’s year-end is March 31st.

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash provided by operations of approximately $309,000 and $402,000, respectively, for the six months ended September 30, 2021. At September 30, 2021 we had a shareholder’s deficit and accumulated deficit of approximately $1,808,000 and $2,035,000, respectively, and total liabilities exceeded total assets by approximately $1,808,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During Fiscal 2022, the Company continues to incur losses.

In response to the losses incurred in 2021 and 2020, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Also, in our second fiscal quarter of our fiscal year ended March 31, 2021, the Company’s loans receivable and investments began to generate revenue. Cash on hand was approximately $3,382,000 at September 30, 2021. This cash was obtained through the sale of our Worthy Bonds and the collection of interest and dividends on our outstanding loans and investments.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the operations of the Company and its wholly-owned subsidiary, Worthy Lending II, LLC.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, due to/from affiliate, valuation of investments held, the estimate of our internal labor based loan origination costs and estimates of the valuation allowance on deferred tax assets.

F-6

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

SEPTEMBER 30, 2021 AND 2020

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short term interest bearing products.

We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

COVID-19 Pandemic Impact

On March 11, 2020, the World Health Organization designated the outbreak of the novel strain of coronavirus known as COVID-19 as a global pandemic. Governments and businesses around the world have taken unprecedented actions to mitigate the spread of COVID-19, including, but not limited to, shelter-in-place orders, quarantines, significant restrictions on travel, as well as restrictions that prohibit many employees from going to work. Uncertainty with respect to the economic impacts of the pandemic has introduced significant volatility in the financial markets. Many of our small business borrowers have been directly or indirectly affected by the COVID-19 pandemic due to the closures and reduced customer demand. The COVID-19 pandemic continues to negatively impact many of our small business borrowers. In March and April of 2020 due to the events surrounding the Coronavirus pandemic, the Company experienced much higher than usual bond redemptions. We have included the COVID-19 impacts as part of our calculation of the allowance for credit losses. While the extent to which COVID-19 impacts the Company’s future results will depend on future developments, the pandemic and associated economic impacts could result in a material impact to the Company’s future financial condition, results of operations and cash flows.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, loans and mortgage loans receivable, interest receivable, investments, accounts payable, accrued expenses, accrued interest, due to/from affiliate and bond liabilities. The carrying amount of these financial instruments approximates fair value due to length of maturity of these instruments.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

F-7

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

SEPTEMBER 30, 2021 AND 2020

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

	September 30, 2021	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description

Recurring fair value measurements

Equity Securities
Public preferred stock	$449,327	$449,327
Common stock	370,411	370,411
Exchange-traded and closed-end funds	251,580	251,580
Total equity securities	1,071,318	1,071,318

Available for sale debt securities
Corporate bonds	1,230,677	1,230,677
Asset backed securities	2,838,029	2,838,029
Total available for sale debt securities	4,068,706	4,068,706

Total recurring fair value measurements	$5,140,024	$5,140,024

	March 31, 2021	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description

Recurring fair value measurements

Equity Securities
Public preferred stock	$438,297	$438,297
Common stock	359,864	359,864
Exchange-traded and closed-end funds	326,965	326,965
Total equity securities	1,125,126	1,125,126

Available for sale debt securities
Corporate bonds	1,190,473	1,190,473
Asset backed securities	2,804,156	2,804,156
Total available for sale debt securities	3,994,629	3,994,629

Total recurring fair value measurements	$5,119,755	$5,119,755

F-8

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

SEPTEMBER 30, 2021 AND 2020

Investments

At inception the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from marketable equity securities to be recognized in operations.

Investments consist of various debt and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Equity securities where the fair market value or net asset value are not available are carried at cost, subject to impairment valuation. The Company classifies certain of its debt investments as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Debt securities are classified as held to maturity, at unamortized cost on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least 1 year and (ii) the contractual maturity date of the investments is greater than 1 year. Debt securities available for sale are carried at fair value or amortized cost with unrealized gains or losses recorded as other comprehensive income or loss in equity. Debt securities held to maturity are carried at amortized cost and unamortized gains and losses are not recognized. Realized gains and losses are included in other income or expense in the consolidated statement of operations on a specific-identification basis.

The Company reviews securities that are not measured at fair value for other-than-temporary impairment whenever the fair value of a security is less than the amortized cost and evidence indicates that a security’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations if the Company has experienced a credit loss, has the intent to sell the security, or if it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period.

Loans Receivable Held for Investment

Loans held for investment consist of term loans that require monthly or weekly interest payments. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates.

Mortgage Loans Held for Investment

Mortgage loans held for investment consist of loans secured by a mortgage in the real estate which is located in the state of Florida. These loans require monthly interest payments to us. We have both the ability and intent to hold these loans to maturity. These loans are carried at amortized cost, reduced by a valuation allowance for loan losses, if deemed necessary, estimated as of the consolidated balance sheet dates.

F-9

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

SEPTEMBER 30, 2021 AND 2020

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes, in the allowance for loan losses an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Loan Origination Fees and Cost

Loan Fees, when applicable, are charged to the borrowers during loan originations. These fees are offset against related loan costs incurred by the Company and then deferred as deferred revenue to be recognized as loan fee revenues over the term of the loan. Direct loan origination costs include but are not limited to costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation and employees’ compensation directly related to the loan.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established with respect to our loans held for investment through charges to the provision for loan losses in compliance with ASC 326 “Financial Instruments – Credit Losses.” Loan losses are charged against the ALLL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable. Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment. When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending”.

We generate revenue primarily through loan interest earned, loan origination fees and collateral management fees for monitoring the underlying collateral related to the loan.

For term loans, we recognize interest income, loan origination fee income and collateral management fee income over the terms of the underlying loans. Loan origination fees and collateral management fees are reflected as loan fee income in our statement of operations.

Loan origination fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan.

F-10

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

SEPTEMBER 30, 2021 AND 2020

We also generate revenue through interest and dividends on investments and realized and unrealized gains on investments, which is all included in other income (expense) in the statement of operations.

Allocation of expenses incurred by affiliates on behalf of the Company

During 2021 and 2020, costs incurred by our affiliate Worthy Management, Inc. (WM) have been allocated to the Company for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

Management believes that the consolidated statements of operations in 2021 and 2020 include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740.

The Company accounts for uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. As required by the relevant guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would, more likely than not, sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company has applied the guidance to all tax positions for which the statute of limitations remained open.

The Company is included with its parent company (Worthy Financial Inc.) consolidated tax return. The parent company consolidated tax returns for the years 2018, 2029 & 2020 remain open for audit by the IRS.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity at September 30, 2021 and March 31, 2021.

F-11

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

SEPTEMBER 30, 2021 AND 2020

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any other new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

NOTE 5. INVESTMENTS

The Company maintains a portfolio of investments on its consolidated balance sheet which consist of securities held at fair value or cost basis securities. Fair value includes gross unrealized gains, gross unrealized losses and accrued interest. The Company typically invests in a diversified portfolio. The Company’s investment policy limits the amount of credit exposure to any one issuer and targets 20% portfolio weight in the more conservative investments.

There were no securities that had been in an unrealized loss position for more than 12 months as of September 30, 2021 or March 31, 2021.

The following is a breakdown of the investments as of September 30, 2021:

	Cost	Unrealized Gain	Fair Value	Percentage of Total
Equity Securities
Public Preferred Stock	443,851	5,476	449,327	9%
Common Stock	339,563	30,848	370,411	7%
Exchange-traded and closed-end funds	250,000	1,580	251,580	5%
Total Equity Securities	1,033,414	37,904	1,071,318	21%
Available for Sale - Debt Securities
Corporate Bonds	1,201,878	28,799	1,230,677	24%
Asset backed Securities	2,822,058	15,971	2,838,029	55%
Total Avaialble for Sale Debt Securities	4,023,936	44,770	4,068,706	79%
Held to Maturity - Debt Securities	-	-	-
Total Investments	$5,057,350	$82,674	$5,140,024	100%

The following is a breakdown of the investments as of March 31, 2021:

	Cost	Unrealized Gain (Loss)	Carrying Value	Percentage of Total
Equity Securities
Public Preferred Stock	$435,116	$3,182	$438,298	9%
Common Stock	308,007	51,857	359,864	7%
Exchange-traded and closed-end funds	307,507	19,458	326,965	6%
Mutual Funds	-	-	-	0%
Total Equity Securities	1,050,630	74,497	1,125,127	22%
Available for Sale - Debt Securities
Corporate Bonds	1,196,211	(5,738)	1,190,473	23%
Asset backed Securities	2,791,745	12,410	2,804,155	55%
Total Available for Sale - Debt Securities	3,987,956	6,672	3,994,628	78%
Held to Maturity - Debt Securities	-	-	-
Total Investments	$5,038,586	$81,169	$5,119,755	100%

F-12

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

SEPTEMBER 30, 2021 AND 2020

NOTE 6. LOANS RECEIVABLE AND MORTGAGE LOANS HELD FOR INVESTMENT

Loans Receivable

The Company, through its wholly owned subsidiary WL II, loans funds to borrowers under loan agreements, with small business borrowers based in the United States. The loans pay interest at varying rates ranging from 11.5% to 15% per year. The term of the loans generally range from six months to two years, with no prepayment penalty and generally pay interest only until maturity. The loans are secured by the assets of the borrowers. These loans were funded by our bond sales.

Mortgage Loans Held for Investment

Each mortgage loan is secured by a mortgage in the real estate, which is located in the state of Florida. Each loan has a maturity date of 2 years, except for one which has a maturity date of 42 months, and matures on various dates ranging between May of 2022 and June of 2024. These loans pay interest at rates between 8.5% and 10.5% and are serviced by an outside, unrelated party. There were no mortgage loans past due or on non-accrual status as of September 30, 2021 or March 31, 2021.

A summary of the Company’s loan portfolio as of March 31, 2021, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Purchase Order / Trade Financing	Total	Loans to Real Estate Developers Secured by First Mortgages

Outstanding March 31, 2021

Loans	$13,899,111	$6,665,275	$-	$20,564,386	$3,660,949

Allowance for loan losses	$548,665	$133,305	$-	$681,970	$34,509

Total Loans, net	$13,350,446	$6,531,970	$-	$19,882,416	$3,626,440

Percentage of total outstanding loans receivable	68%	32%	-		-

Percentage of total outstanding Mortgage loans receivable	-	-	-		100%

F-13

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

SEPTEMBER 30, 2021 AND 2020

A summary of the Company’s loan portfolio as of September 30, 2021, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Purchase Order / Trade Financing	Total	Loans to Real Estate Developers Secured by First Mortgages

Outstanding September 30, 2021

Loans	$12,701,414	$2,652,890	$-	$15,354,304	$1,506,000

Allowance for loan losses	$762,911	$53,058	$-	$815,969	$10,740

Total Loans, net	$11,938,503	$2,599,832	$-	$14,538,335	$1,495,260

Percentage of total outstanding loans receivable	82%	18%	-		N/A

Percentage of total outstanding Mortgage loans receivable	-	-	-		100%

The beginning balance of our allowance for loan losses including the allowance on mortgage loans at March 31, 2021 was $716,479, the current period provision for expected losses is $110,230, the ending balance at September 30, 2021 is $826,709.

Our past due loans receivable totaled $676,667 and $686,667 at September 30, 2021 and March 31, 2021, respectively and consisted of 1 loan and the Company has reserved $338,333 and $103,000 at September 30, 2021 and March 31, 2021, respectively for this loan in the loan loss provision.

At September 30, 2021 and March 31, 2021, the Company had no loans receivable that were both past due and on non-accrual status.

As of September 30, 2021, future annual maturities of gross loans receivable held for investment and mortgage loans held for investment consists of the following:

Period Ended September 30,	Amount
2022	$13,425,936
2023	$3,234,368
2024	$200,000
2025	$-
2026	$-
Thereafter	$-
$16,860,304

As of September 30, 2021, there were 20 loans and mortgage loans in total, which 20 with a balance of $16,860,304 are loans that are only required to pay interest until maturity when the principal is due.

NOTE 7. BOND LIABILITIES

On March 17, 2020 our Regulation A+ Offering Statement was declared Qualified by the Securities and Exchange Commission allowing for the sale by the Company, within 12 months, of up to $50,000,000 of $10.00, Three Year, 5% Bonds.

Following the qualification by the SEC of our offering statement (the “Offering Statement”) on Form 1-A in March of 2020, we began offering our worthy bonds (the “Worthy Bonds”) in a Regulation A exempt offering (the “Offering”) of $50 million aggregate principal amount (“Maximum Offering Amount”). On October 1, 2020, we completed the Offering. From March 17, 2020 through October 1, 2020, we sold approximately $50 million aggregate principal amount of Worthy Bonds to 17,823 investors in the Offering.

F-14

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

SEPTEMBER 30, 2021 AND 2020

During the six months ended September 30, 2021 and the year ended March 31, 2021, the Company sold and redeemed Worthy Bonds, noted in the table below. The Bonds have a three year term, renewable at the option of the bond holder, accrue interest at 5%, subject to a put by the holder (a discount of 1% may be charged but only if exercised during the first year and chargeable only against accrued interest), and the Company may redeem the bonds at any time. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company has approximately $1,542,000 and $1,121,000 of accrued interest related to these outstanding bonds at September 30, 2021 and March 31, 2021, respectively. During the six months ended September 30, 2021 and the year ended March 31, 2021, bonds were redeemed, as noted in the table below. The Bond liabilities balance at September 30, 2021 and March 31, 2021 was $25,098,079 and $30,992,343 respectively.

A summary of the Company’s bond liabilities activity for the six months ended September 30, 2021 and the year ended March 31, 2021 are as follows:

Worthy Peer Capital II

Outstanding at March 31, 2021	$30,992,343

Bond issuances (cash and non-cash)	$-
Bond redemptions	$(5,894,264)

Outstanding at September 30, 2021	$25,098,079

Worthy Peer Capital II

Outstanding at March 31, 2020	$1,298,257

Bond issuances (cash and non-cash)	$48,689,450
Bond redemptions	$(18,995,364)

Outstanding at March 31, 2021	$30,992,343

NOTE 8. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceeding arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

Regulatory

The sale of the Worthy Bonds is subject to federal securities law and the Bonds are Qualified under Regulation A+. The distribution of the Worthy Bonds is also subject to regulations of several states and the Company is registered as an Issuer Dealer in the State of Florida. The loans made by the Company may be subject to state usury laws.

F-15

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

SEPTEMBER 30, 2021 AND 2020

NOTE 9. EQUITY

The Company has authorized 100 shares of common stock.

On October 28, 2019, the Company was founded with the issuance of 100 shares of our $0.001 per share par value common stock for $5,000 paid by WFI. In January and March of 2020, WFI contributed a total of $45,000 as additional paid-in capital. WFI is the sole shareholder of the Company’s common stock.

During the year ended March 31, 2021, WFI contributed $60,000 as additional paid-in capital.

NOTE 10. RELATED PARTIES

The Company has received capital contributions from its parent company, see note 9.

In March of 2020, the Company entered into a loan receivable agreement with a small business of which our Chief Financial Officer is a minority shareholder and a secured guarantor. The loan commitment is up to $550,000, as of September 30, 2021 and March 31, 2021, the Company has loaned $547,000. The loan receivable paid interest at 18% per annum and has a 3 year term. The loan was amended in January of 2021. The loan agreement was amended to say Borrower shall pay to Lender interest at a rate per month equal to 1.25% per month from January 1, 2021 to March 31, 2021 and at a rate equal to 1.0% per month thereafter. The Company also received a 17.5% equity interest in the small business as a condition of the loan commitment. This was accounted for as a cost method investment with a zero cost basis. In October of 2020, the Company sold its 17.5% equity interest back to this small business borrower in consideration of payment of $25,000 and the agreement of the borrower to pay to Worthy Lending II, LLC and amount equal to 5% of the net available cash flow of the borrower on or about the first day of each calendar quarter based on the net available cash flow for the prior quarter. This net available cash flow participation is limited to the 5 year period from October 30, 2020 through October 29, 2025. The $25,000 is reflected as a gain on sale of cost method investment in other income (expense) on the consolidated statement of operations for the year ended March 31, 2021.

On April 1, 2020, we entered into a verbal agreement with WFI to pay a license fee to WFI in the amount of $10 per active user per year. There were no other terms to such verbal agreement. On September 30, 2021, the Company entered into a written agreement with WFI to pay a license fee to WFI in the amount of $4 per registered user per year. This written agreement replaced the verbal agreement. For the six months ended September 30, 2021 and for the year ended March 31, 2021, the Company paid WFI approximately $51,000 and $139,000, respectively, pursuant to these agreements, which is included in general and administrative expenses on the consolidated statement of operations.

On March 5, 2020 we entered into an Amended and Restated Management Services Agreement (the “Management Services Agreement”) with Worthy Management, an affiliate, which is deemed operative beginning on January 1, 2020. Worthy Management was established in October 2019 as part of the internal reorganization of the operations of our parent, WFI. Prior to this operational restructure, our executive officers and other administrative personnel were employed by either WFI or by our sister company Worthy Peer. As a result, once the operational restructure was complete effective January 1, 2020, our executive officers and the other personnel which provide services to us are all employed by Worthy Management. These personnel also provide services to WFI, Worthy Peer Capital, Inc. and Worthy Community Bonds, Inc., including their subsidiaries.

The initial term of the Management Services Agreement will continue until December 31, 2024 and will automatically renew for successive one-year terms. The Management Services Agreement can be terminated at any time upon 30 days’ prior written notice from one party to the other.

WM provides certain management services and personnel pursuant to the terms of the agreement. WM passes through the expenses paid without charging any additional amounts. During the six months ended September 30, 2021 and the year ended March 31, 2021, the Company recorded approximately $562,000 and $1,309,000, respectively of expenses that were passed through from WM, which are included in general and administrative expenses and compensation and related expenses in the statement of operations. As of September 30, 2021, the Company owes WM $17,990, which amount is included in due to affiliates on the consolidated balance sheet. As of March 31, 2021, the Company is owed $19,718 from WM to be used for future pass through expenses, which amount is included in due from affiliates on the consolidated balance sheet.

As of March 31, 2021, the Company is owed $7,500 from WFI, which amount is included in due from affiliates on the consolidated balance sheet, this receivable is the result of a one time payment made to a vendor of WFI .

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WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

SEPTEMBER 30, 2021 AND 2020

NOTE 11. CONCENTRATIONS

The gross loans receivable balance, before the loan loss reserve, at September 30, 2021, of $15,354,304 is due from 13 small business borrowers, 1 borrower constituting approximately 27% of the total balance, 1 borrower constituting approximately 17% of the total balance and 2 borrowers constituting approximately 11% each of the total balance.

The gross mortgage loans held for investment balance, before the loan loss reserve at September 30, 2021, of $1,506,000 are due from 7 borrowers, 1 borrower’s balance due is approximately 20% of the total balance, 1 borrower’s balance due is approximately 19% of the total balance, 1 borrower’s balance due is approximately 18% of the total balance, 1 borrower’s balance due is approximately 13% of the total balance, 1 represents approximately 12% and 1 other represents approximately 11% of the total balance due.

The gross loans receivable balance, before the loan loss reserve, at March 31, 2021, of $20,564,386 is due from 16 small business borrowers, 1 borrower constituting approximately 25% of the total balance and 1 borrower constituting approximately 14% of the total balance.

The gross mortgage loans held for investment balance, before the loan loss reserve at March 31, 2021, of $3,660,949 are due from 11 borrowers, 1 borrower’s balance due is approximately 19% of the total balance, 1 represents approximately 16% and 1 other represents approximately 15% of the total balance due.

Concentration of Credit Risk - The Company is subject to potential concentrations of credit risk in its cash and investments accounts. Noninterest-bearing deposits in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) were insured up to a maximum of $250,000 at March 31, 2021 and 2020. Investments at other financial institutions were insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, which includes a $250,000 limit for cash. At September 30, 2021 and March 31, 2021, the aggregate balances were in excess of the insurance and therefore, pose some risk since they are not collateralized. The Company has historically not experienced any losses on its cash and investments in relation to FDIC and SIPC insurance limits.

NOTE 12. SUBSEQUENT EVENTS

Worthy Bond redemptions subsequent to September 30, 2021, through November 15, 2021 were approximately $1,135,000. These bond redemptions have been recorded as a decrease in cash and a decrease in bond liabilities.

The Company has evaluated these consolidated financial statements for subsequent events through November 15, 2021, the date these consolidated financial statements were available to be issued. Other than those noted above, management is not aware of any events that have occurred subsequent to the consolidated balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

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Item 4. Exhibits.

Exhibit No.	Exhibit Description
2.1	Articles of Incorporation. (Incorporated by reference to Exhibit 2.1 of Amendment No. 1 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 9, 2020).
2.2	Bylaws. (Incorporated by reference to Exhibit 2.2 of Amendment No. 1 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 9, 2020).
3.1	Form of Worthy II Bond. (Incorporated by reference to Exhibit 3.1 of Amendment No. 1 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 9, 2020).
4.1	Form of Worthy II Bond Investor Agreement. (Incorporated by reference to Exhibit 4.1 of Amendment No. 2 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 12, 2020).
4.2	Form of Worthy II Bond Auto-Invest Program information. (Incorporated by reference to Exhibit 4.2 of Amendment No. 2 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 12, 2020).
6.1	Amended and Restated Management Services Agreement dated March 5, 2020, by and between Worthy Management, Inc. and Worthy Peer Capital II, Inc. (Incorporated by reference to Exhibit 6.1 of Amendment No. 1 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 9, 2020).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: November 22, 2021	Worthy Peer Capital II, Inc.

	By:	/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Dated: November 22, 2021	/s/ Sally Outlaw
Sally Outlaw
Director, Chief Executive Officer, principal executive officer

Dated: November 22, 2021	/s/ Alan Jacobs
Alan Jacobs
Director, Executive Vice President and Chief Operating Officer

Dated: November 22, 2021	/s/ Joseph D’Arelli
Joseph D’Arelli
Senior Vice President and Chief Financial officer; principal financial and accounting officer

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